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                                                                  EXHIBIT 2.1(a)
                           TAX PROCEDURES AGREEMENT

          THIS TAX PROCEDURES AGREEMENT is made and entered into as of _________________, 1998, by and among, Sealright Co., Inc., a Delaware corporation (the "Company"), Sealright Manufacturing East, Inc. (East"), a ______ corporation.

                                   RECITALS

          WHEREAS, the Company is the common parent of an affiliated group of corporations, within the meaning of section 1504(a) of the Internal Revenue Code of 1986 (the "Code"), which files a Federal consolidated income tax return (the "Sealright Consolidated Group");

          WHEREAS, the Company's affiliated group of corporations includes among others East and Sealright Manufacturing West, Inc. ("West");

          WHEREAS, Huhtamaki Oy ("Parent"), Seal Acquisition Corporation ("Merger Sub") and the Company have entered into an Agreement and Plan of Merger made and entered into as of March 2, 1998 (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company;

          WHEREAS, the Company will contribute or cause to be contributed to East all of the Excluded Assets (within the meaning of the Merger Agreement);

          WHEREAS, contemporaneous with and as part of the merger contemplated in the Merger Agreement, West will distribute all of the issued and outstanding stock of East to the Company and the Company will distribute all of the issued and outstanding stock of East to the Company's shareholders of record as of the effective date of the merger of Merger Sub with and into the Company;

          WHEREAS, pursuant to Treasury Regulation (S) 1.1502-6, the Company and each member of the Sealright Consolidated Group, including East, is severally liable for the consolidated Federal income tax liability of the Sealright Consolidated Group;

          WHEREAS, pursuant to Section 2.4 of the Merger Agreement, the Company and East are to enter into this Tax Procedures Agreement (the "Agreement");

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
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                                   Article I

                                  Definitions

          1.1 Definitions. As used herein, the following terms shall have the following meanings unless the context otherwise specifies:

               "Affiliate" of any person means any person, corporation, partnership or other entity directly or indirectly controlling, controlled by or under common control with such person. Reference to an Affiliate of the Company shall mean any Affiliate of the Company, excluding, after the Distribution Date, East.

               "Distribution Date" means the date on which the Company distributes its East stock to the Company's shareholders of record as of the effective date of the merger of Merger Sub with and into the Company.

               "Flexible Business" means the business of manufacturing and selling flexible packaging and labeling for the food, dairy and beverage market, and machines for the application of sleeve labels to plastic bottles, operated by the Company, directly or indirectly through certain of its subsidiaries, including the ownership and sale of the Excluded Assets.

               "Pre-Distribution Tax Liability" means (i) the Federal Tax liability of the Company and each corporation included in the Sealright Consolidated Group for any period as to which a consolidated Federal income Tax Return was filed by the Company for such group, and (ii) the state Tax liability of any consolidated, combined or unitary group which includes the Company or any of its Affiliates, for all taxable periods beginning before the Distribution Date, regardless of whether any such liability has been previously assessed in whole or in part or is assessed in whole or part after the date of this Agreement, or whether such liability is or was imposed on the Sealright Consolidated Group or on any corporation included within such group separately.

               "Short Period" shall mean the period beginning on January 1, 1998 and ending on or immediately prior to the Distribution Date.

               "Tax Affiliate" shall mean, with respect to a company, any member of an affiliated group as defined in section 1504 of the Code, or member of a combined or unitary group of which such company is or was a member.

          1.2 Additional Terms. For purposes of this Agreement, unless otherwise expressly provided:

               (1) All references herein to Sections or other subdivisions, unless

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     otherwise specified, refer to the corresponding Sections and other subdivisions of this Agreement;

               (2) The terms "hereof", "herein", "hereby", "hereunder" and "herewith" refer to this Agreement;

               (3) The capitalized terms used herein which are defined in the Merger Agreement shall have the respective meanings stated in such Merger Agreement; and

               (4) Words of the masculine gender shall be deemed to include the feminine and neuter genders, and vice versa, where applicable. Words of the singular number shall be deemed to include the plural number, and vice versa, where applicable.

                                  Article II

                           Tax Sharing Arrangements

          2.1 Termination of Tax Sharing Arrangements. Except as provided in this Agreement, all tax sharing agreements or similar arrangements with respect to or involving East or any of its direct or indirect subsidiaries shall be terminated at or immediately prior to the Distribution Date and, after the Distribution Date, East shall not be bound thereby or have any liability thereunder on amounts due in respect of taxable periods beginning prior to the Distribution Date. After the Distribution Date, this Agreement shall constitute the sole tax sharing agreement or arrangement among the Company and East and any affiliate thereof (or any predecessor thereof).

          2.2 Filing Returns. The Company shall prepare (or cause to be prepared) and file (or cause to be filed) the consolidated Federal income tax return of the Sealright Consolidated Group and all other consolidated, combined or unitary Tax Returns of the Company and any of its Tax Affiliates, which Tax Returns include East (and the business operations contained in East as of the Distribution Date), and shall report the operations of East (and the business operations contained in East as of the Distribution Date) in such Tax Returns for all taxable periods of East ending on or prior to the Distribution Date. East shall be responsible for preparing and filing all Tax Returns required to be filed on or on behalf of East or any of its Tax Affiliates, for all taxable periods ending after the Distribution Date. The Tax Returns to be filed by the Company or any of its Tax Affiliates (other than East), which include any taxable period beginning before and ending after the Distribution Date, shall be filed on a basis which is consistent with the manner in which the Company or its Tax Affiliates filed such Tax Returns in the past, unless a contrary treatment is required by law.

          2.3 Tax Sharing Arrangement for Short Period. Subsequent to the Distribution Date, the Company shall determine (i) the amount of net Federal taxable income recognized by the Sealright Consolidated Group for the Short Period attributable to the operations of the

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Flexible Business ("Short Period Federal Income") and (ii) the amount of net taxable income recognized by the Company for the Short Period attributable to the operations of the Flexible Business ("Short Period State Income") required to be included on each state and local income or franchise Tax Return that the Company or any Tax Affiliate of the Company (other than East) is obligated to file pursuant to Section 2.2 ("State Income Tax Return"). In computing such Short Period Federal Income and Short Period State Income, the parties will, to the extent permitted by applicable law, elect to close the taxable period on the Distribution Date. The Company shall promptly, upon making such determinations referred to in the second preceding sentence, provide in writing to East copies of such determinations and East shall have the right to verify and approve such determinations. East shall complete its verification and approval within 30 days after having been provided copies of the determination. If the Company and East are unable to agree on the amount of the Short Period Federal Income and Short Period State Income and the amounts payable under this Section 2.3, they shall employ the services of a mutually agreeable nationally recognized accounting firm to make a determination of such Short Period Federal Income and Short Period State Income and the amounts payable under this Section 2.3, which determination shall be binding upon the Company and East. The Company and East shall each pay one half of the fees and expenses of such nationally recognized accounting firm. Upon completion of the Company's Federal and State income tax returns for the taxable years or periods that include the Short Period, the Company shall promptly pay to East an amount equal to the excess, if any, of the Company's aggregate Federal and State income tax, computed without taking into account the Short Period Federal Income and the Short Period State Income, over the amount of the Company's aggregate Federal and State income tax, computed taking into account the Short Period Federal Income and the Short Period State Income. Upon completion of the Company's Federal and State income tax returns for the taxable years or periods that include the Short Period, East shall promptly pay to the Company an amount equal to the excess, if any, of the Company's aggregate Federal and State income tax, computed taking into account the Short Period Federal Income and the Short Period State Income, over the aggregate Federal and State income tax, computed without taking into account the Short Period Federal Income and the Short Period State Income. To the extent the benefit of any negative Federal Short Period Income or negative State Short Period Income is not realized in the year including the Short Period, the Company shall pay promptly East the amount of any such benefit realized at the time such benefit is realized. For purposes of the computation of Short Period Federal Income and Short Period State Income, such amounts shall not include any amounts of gain or loss taken into account in the computation of Redemption Consideration and shall include as a deduction the portion of the settlement amount paid with respect to the options described in Section 8.15 of the Merger Agreement attributable to the Flexible Shares portion.

          2.4  Company Liability and Indemnity. Except as provided in Section
2.3 above and Section 2.6 below, the Company shall be responsible for all Federal, state and local income Taxes of the Company and any Tax Affiliate. If the Tax of the Company or any Tax Affiliate is adjusted for any period prior to or including the Distribution Date, the Company shall keep any Tax refund and shall be responsible for the payment of any additional Tax. The Company and

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each member of the Sealright Consolidated Group (excluding East) shall jointly and severally indemnify East and any of its Affiliates against and hold them harmless from any Pre-Distribution Tax Liability and any liability for fees, costs and expenses (including reasonable attorneys' fees) arising out of or incident to any proceeding before any taxing authority or any judicial authority with respect to an amount indemnified pursuant to this sentence.

          2.5 East Liability and Indemnity. East shall indemnify the Company and each member of the Sealright Consolidated Group against and hold them harmless from any liability resulting from any Taxes of East or any of its Affiliates with respect to any taxable period beginning on or after the Distribution Date and any liability for fees, costs and expenses (including reasonable attorneys' fees) arising out of or incident to any proceeding before any taxing authority or any judicial authority with respect to an amount indemnified pursuant to this sentence.

          2.6 East Liability and Indemnity. Notwithstanding Section 2.4 hereof, if (i) there is an adjustment to the Company's income Tax liability attributable to the Flexible Business and (ii) such adjustment results in an increase in income Tax liability computed on the basis as if the Flexible Business was operated as a separate corporation, East shall indemnify the Company for the amount of such increased Tax. For purposes of this computation, the Federal or state taxable income attributable to the Flexible Business and Tax shall be computed by separating the income or expenses which are directly allocable to the Flexible Business and the indirect expense, including the sales and general and administrative expenses, shall be allocated consistent with the allocation set forth in the side letter dated March 2, 1998 between Parent and the Company.

                                  Article III

              Carrybacks of Net Operating Losses and Tax Credits

          3.1 East Carryback of Net Operating Losses. If East, or an East Tax Affiliate, incurs a net operating loss in a taxable period beginning on or after the Distribution Date that may be carried back to a consolidated Federal income tax return of the Sealright Consolidated Group, East shall make an election pursuant to section 172(b)(3) of the Code to relinquish the entire carryback period with respect to any such net operating loss.

          3.2 East Carryback of Tax Attributes which Must be Carried Back. If East, or an East Tax Affiliate, incurs a net capital loss, business credit or other Tax attribute in a taxable period beginning on or after the Distribution Date that must be carried back to a Company consolidated, combined or unitary Tax Return, East may file a refund claim or application for adjustment only after receiving the written consent of the Company. In the event the Company receives a refund (or credit against Taxes) attributable to such claim or application, the Company shall promptly pay East the amount of such refund or credit (including any interest payable thereon by the governmental authority or interest which would had been received from the governmental authority if the Tax had not been credited).

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                                  Article IV

                         Representations and Covenants

          4.1 Cooperation. The Company and East shall cooperate (and shall cause each of their Affiliates to cooperate) fully at such time and to the extent reasonably requested by the other party in connection with the preparation and filing of any Tax Return, claim for refund or other claim with respect to Taxes or the conduct of any audit, dispute, proceeding, suit or action concerning any Tax Return, amounts indemnifiable hereunder or any matter contemplated hereunder. Such cooperation shall include, without limitation, (i) the retention and provision for inspection on reasonable request of books, records, documentation or other information relating to any Tax Return until the expiration of seven years after the closing of the merger contemplated in the Merger Agreement; (ii) the provision of additional information and explanation of material provided under clause (i) of this Section 4.1; (iii) the execution of any document that may be necessary or helpful in connection with the filing of any Tax Return of the Company or any Affiliate of the Company, or by East or any Affiliate of East, or any audit, proceeding, suit or action addressed in the preceding sentence; and (iv) the use of the parties' best efforts to obtain any documentation from a governmental authority or a third party that may be necessary or helpful in connection with the foregoing. On and after the seventh anniversary of the closing of the merger contemplated in the Merger Agreement, neither the Company nor East shall destroy or dispose or allow the destruction or disposition of such books, records, documentation or other information relating to any Tax Return without first having offered in writing to deliver such books, records, documentation or other information to the other party at such other party's expense. If such other party fails to request copies of such books, records, documentation or other information within 90 days after the receipt of the notice described in the preceding sentence, the notifying party may dispose of such books, records, documentation or other information.

          4.2 Elections. The Company shall not modify or make any election (except as required by law) with respect to Taxes affecting or binding East or any Affiliate of East for any taxable period ending after the Distribution Date without the prior written consent of East, which consent shall not be unreasonably withheld.

          4.3 Section 338(h)(10) Election. If the stock of East is sold in a Permitted Transaction, the Company agrees that it will make an election under section 338(h)(10) of the Code (or applicable state election) with respect to such sale and will take any other actions reasonably required to effectuate such election, if requested in writing by East and such section 338(h)(10) election would not result in greater aggregate Federal and state income tax to the Company and its Affiliates than would result if such election or elections were not made.

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                                   Article V
                Tax Reporting with respect to East Distribution

          5.1 Tax Reporting. The parties agree to report that, for Tax purposes, the value of the East stock distributed by the Company is equal to the fair market value of East. The parties agree that East's fair market value is equal to $38 million.

                                  Article VI

                                 Miscellaneous

          6.1 Notices. All notice, demand, claim or other communication under this Agreement shall be in writing and shall be deemed to have been given upon the delivery or mailing thereof, as the case may be, if delivered personally or sent by certified mail, return receipt requested, postage prepaid, to the parties at the following addresses (or at such other address as a party may specify by notice to the other):

     If to the Company:



          Huhtamaki Oy
          Lansituulentie 7
          02100 ESP00
          Finland
          (011) 358-9-6868-81 (telephone)
          (011) 358-9-6868-8222 (telecopier)

     If to East:

          G. Kenneth Baum
          c/o George K. Baum & Company
          Twelve Wyandotte Plaza
          120 West 12th Street
          Kansas City, MO   64105
          (816) 474-1100 (telephone)
          (816) 283-5325 (telecopier)

          6.2 Section Headings. The section heading contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

          6.3 Amendments; No Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and East, or in the case of a waiver, by the party

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against whom the waiver is effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

          6.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Missouri.

          6.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instruments.

          6.6 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

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          IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

                              SEALRIGHT CO., INC.



                              By________________________________
                                Name:
                                Title:



                              SEALRIGHT MANUFACTURING EAST, INC.



                              By________________________________
                                Name:
                                Title:

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